EXHIBIT 21.1

Subsidiaries of the Registrant*

Subsidiaries	State of Incorporation/Formation
Sajan, LLC	Delaware
Sajan Software Ltd.	Ireland
Sajan Spain S.L.	Spain
Sajan Singapore Pte. Ltd.	Singapore
Sajan India Software Private Limited	India
New - Global Corporation Canada, Inc.	Canada
New - Global Europe, S.L.	Spain

* Each subsidiary is 100% owned, directly or indirectly, by Sajan, Inc. All subsidiaries are consolidated with Sajan, Inc. for accounting and financial reporting purposes.